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                            October 27, 2023

       Shaofang Weng
       Chief Executive Officer
       Planet Image International Ltd
       No. 756 Guangfu Road
       Hi-tech Development Zone
       Xinyu City, Jiangxi Province
       People   s Republic of China

                                                        Re: Planet Image
International Ltd
                                                            Amendment No. 6 to
Registration Statement on Form F-1
                                                            Filed October 17,
2023
                                                            File No. 333-263602

       Dear Shaofang Weng:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 12, 2023 letter.

       Amendment No. 6 to Registration Statement on Form F-1

       General

   1. We note your response to prior comment 1. We also note the penultimate sentence of the risk factor titled
Our success depends on the continuing efforts of our senior management and other key employees
   has not been restored to the disclosure as it existed in the June
                                                        7, 2023 registration
statement. Please restore this risk factor disclosure.
 Shaofang Weng
FirstName LastNameShaofang
Planet Image International Ltd Weng
Comapany
October 27,NamePlanet
            2023        Image International Ltd
October
Page 2 27, 2023 Page 2
FirstName LastName
       Please contact Joanna Lam at 202-551-3476 or Raj Rajan at 202-551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact
Irene Barberena-Meissner at 202-551-6548 or Karina Dorin at 202-551-3763 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation
cc:      Cindy Li, Esq.